Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Quantum FinTech Acquisition Corporation (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1993, as amended, of our report dated November 19, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Quantum FinTech Acquisition Corporation as of October 23, 2020 and for the period from October 1, 2020 (inception) through October 23,2020 appearing in the Registration Statement on Form S-1, as filed (File 333-252226) of Quantum FinTech Acquisition Corporation.

/s/ Marcum llp

Marcum llp

New York, NY

February 4, 2021